May 7, 2012

DIRECT DIAL: 212.451.2230
EMAIL: MNEIDELL@OLSHANLAW.COM

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	USA Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by S.A.V.E. Partners IV, LLC

Dear Sir or Madam:

The above-referenced Preliminary Proxy Statement has been filed on the date hereof.  Please contact Steven Wolosky at (212) 451-2333 or the undersigned at (212) 451-2230 if there are any questions or comments regarding this filing.

Very truly yours,

/s/ Michael R. Neidell

Michael R. Neidell